The share exchange described in this press release involves securities of a foreign company. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than pursuant to the share exchange agreement, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

February 12, 2015
FOR IMMEDIATE RELEASE
Company Name:	Tokyo Tatemono Co., Ltd.
Representative:	Hajime Sakuma, Representative Director, President and CEO
Code No.:	8804 (Tokyo Stock Exchange First Section)
Contact:	Fumio Inada, Managing Officer, Investor Relations and Corporate Communications
Phone: +81-(0)3-3274-1984

Company Name:	Tokyo Tatemono Real Estate Sales Co., Ltd.
Representative:	Makio Tanehashi, Representative Director, President & CEO
Code No.:	3225 (Tokyo Stock Exchange First Section)
Contact:	Hidefumi Horiuchi, General Manager, Corporate Planning Department
Phone: +81-(0)3-4335-7170

Announcement of Execution of Share Exchange Agreement to Make Tokyo Tatemono Real Estate Sales Co., Ltd. a Wholly-owned Subsidiary of Tokyo Tatemono Co., Ltd.

Tokyo Tatemono Co., Ltd. (hereinafter referred to as “Tokyo Tatemono”) and Tokyo Tatemono Real Estate Sales Co., Ltd. (hereinafter, “Tokyo Tatemono Real Estate Sales”) hereby announce that both companies resolved at their respective Board of Directors meetings held today to conduct a share exchange (hereinafter, the “Share Exchange”) to make Tokyo Tatemono Real Estate Sales a wholly-owned subsidiary of Tokyo Tatemono and that they executed a share exchange agreement (hereinafter, the “Share Exchange Agreement”).

The effective date of the share exchange is scheduled to be July 1, 2015 after the Share Exchange Agreement is approved at the ordinary general meeting of shareholders of Tokyo Tatemono Real Estate Sales to be held on March 25, 2015. Also, Tokyo Tatemono plans to execute the Share Exchange under the simplified share exchange procedure based on Article 796 Paragraph 3 of the Companies Act, which does not require an approval at a general meeting of shareholders.

Also, shares of Tokyo Tatemono Real Estate Sales are scheduled to be delisted from the Tokyo Stock Exchange Inc. (hereinafter, “Tokyo Stock Exchange”) as of June 26, 2015 (the last trading date of the shares will be June 25, 2015), prior to July 1, 2015, the effective date of the Share Exchange.

1.	Purpose of making Tokyo Tatemono Real Estate Sales a wholly-owned subsidiary through the Share Exchange

Tokyo Tatemono is a general real estate company founded in 1896. Using its corporate philosophy of “Trust beyond the era” as the guide for all of its business activities, the company has been endeavoring to enhance its profitability and establish a stable management foundation also in the future by basing as its core businesses the development and leasing of office buildings and the development and selling of condominiums but also actively promoting urban development projects.

Tokyo Tatemono Real Estate Sales was founded in 1980 as a group company of Tokyo Tatemono. Together with its four consolidated subsidiaries, the company conducts the following businesses as its core business, namely, the brokerage business engaging in brokerage of real estate transactions mainly for corporations, the real estate investments business, where it acquires, adds value and sells properties, the consignment sales business, selling new condominiums and single-family houses developed and sold by developers including Tokyo Tatemono, and the property management business engaging in leasing and lease management service of properties such as apartments and condominiums for lease. It has become a principal group company of the Tokyo Tatemono group in the residential property business and real estate distribution business.

Tokyo Tatemono Real Estate Sales listed its stock on the Tokyo Stock Exchange with the aim to enhance its profitability by improving its social recognition and to secure capable personnel. Since its listing, the company has realized the results it has planned in listing its stock through various initiatives utilizing the advantages of being a public company, while as a subsidiary of Tokyo Tatemono it has maintained independence from its parent company and appropriately protected minority shareholders’ interest through enhanced governance with external directors and auditors.

Regarding the business environment of the real estate industry to which Tokyo Tatemono and Tokyo Tatemono Real Estate Sales belong, significant changes are expected in the medium to long term due to the aging and decreasing population. While there is concern that the new condominiums market may shrink, the resale housing market and the housing renovation market will expand and increased demand for housing for the elderly is expected. Furthermore, changes in customer needs are anticipated such as increased needs for added values in such software-type areas as management, administration and consulting in addition to scale and quality of buildings and other hardware-type needs.

Under such situation, in preparing to commence a new medium-term management plan with this year as the starting year, Tokyo Tatemono and Tokyo Tatemono Real Estate Sales have held a series of discussions since around May 2014 on initiatives for flexibly responding to the changes in the business environment and for leveraging the two companies’ strengths to realize further growth.

As a result, Tokyo Tatemono and Tokyo Tatemono Real Estate Sales came to recognize that, under the significantly changing business environment, both companies’ future value would be further enhanced by consolidating various functions dispersed throughout the Group to optimize value chains, by avoiding conflicts of interest within the Group to further realize business synergy effects, and by turning into an operating holding company to optimize the allocation of management resources and the formulation of strategies, as compared with both companies each utilizing their respective strengths and know-how that they have developed as separate listed companies. It was concluded that the best approach to implement these measures is to make Tokyo Tatemono Real Estate Sales a wholly-owned subsidiary of Tokyo Tatemono and thereby to secure the flexibility of organizational management.

Tokyo Tatemono Real Estate Sales also concluded, based on significant changes in the future business environment and customer needs, that in order to survive and become a victor in the serious competition, it is necessary to unitarily respond to the diverse needs of the customers and to provide the functions of the Group in an integrated manner. This means specifically, for the housing business, to respond to the increasingly competitive new condominiums market by integrating the development and distribution functions of the housing business and establishing a sales-oriented structure to enhance brand value and profitability; for the CRE business, to create new business opportunities and to respond to the changes in customer needs that is shifting from hardware-oriented to software-oriented by unifying the entire Group’s contact points, by consolidating CRE solution menus, and by sharing customer information; for the senior citizens business, to respond to increased demand for housing for the elderly by integrating the businesses and by most effectively utilizing available personnel and know-how. In order to realize these goals and further enhance corporate value and live up to the expectations of its shareholders and other stakeholders, it was deemed imperative for the company to become a wholly-owned subsidiary of Tokyo Tatemono.

While advancing its present businesses, Tokyo Tatemono will assume the function of controlling the overall Group management. It plans to reorganize the Group with the aim to enhance its management from the perspective of Group optimization, to optimize value chains and to maximize business synergy effects for the entire Group.

More specifically:
(1)
Tokyo Tatemono, as the operating holding company, will set up a conference body to deliberate and determine the strategy formulation and management resource allocation for the whole Group to enhance the management from the perspective of overall optimization and to maximize the entire Group’s business synergy effects.

(2)
The housing sales function of Tokyo Tatemono Real Estate Sales will be integrated into Tokyo Tatemono. The integration of housing development and sales functions would enable the development units to further capture the voices of the market held by the sales units—leading to the supply of customer-oriented products, improvement of site procurement capability, most effective utilization of costs and an increase in business speed—and thereby enhance brand value and profitability.

(3)
Tokyo Tatemono’s support functions for CRE strategies will be transferred to Tokyo Tatemono Real Estate Sales. The consolidation of CRE solution menus and the unification of the entire Tokyo Tatemono Group’s contact points will expand earnings from real estate brokerage and other non-asset businesses and, by accumulating real estate information, contribute to the enhancement of the entire Group’s earnings.

(4)
The businesses for senior citizens, including its development, nursing care service, and lease management functions that are presently dispersed between Tokyo Tatemono Real Estate Sales and Tokyo Tatemono Senior Life Support Co., Ltd. (hereinafter Tokyo Tatemono Senior Life Support) will be integrated into Tokyo Tatemono Senior Life Support, thereby enabling the best utilization of personnel and know-how and the optimal allocation of management resources and realizing increased earnings.

By implementing the initiatives mentioned above, we will further endeavor to further improve the corporate value of Tokyo Tatemono, Tokyo Tatemono Real Estate Sales as well as of the entire Group based on the new medium-term management plan.

The Tokyo Tatemono Group will create innovative group synergy effects and provide our customers and the society with unprecedented new values based on our Group’s new medium-term management plan for the coming five years from 2015 to 2019.

2.	Summary of the Share Exchange

(1)	Schedule of the Share Exchange

December 31, 2014		Reference date for the ordinary general shareholders meeting (Tokyo Tatemono Real Estate Sales)
February 12, 2015		Board of directors meeting to resolve the Share Exchange (both companies)
February 12, 2015		Execution of the Share Exchange Agreement (both companies)
March 25, 2015	(tentative)	Ordinary General Shareholders Meeting to approve the Share Exchange (Tokyo Tatemono Real Estate Sales)
June 25, 2015	(tentative)	Last trading date (Tokyo Tatemono Real Estate Sales)
June 26, 2015	(tentative)	Delisting date (Tokyo Tatemono Real Estate Sales)
July 1, 2015	(tentative)	Effective date of the Share Exchange

Note 1:
Tokyo Tatemono plans to execute the Share Exchange under the simplified share exchange procedure based on Article 796 Paragraph 3 of the Companies Act without approval at a general shareholders’ meeting.

Note 2:	The scheduled date of the Share Exchange may be changed by agreement of both companies.

(2)	Method of the Share Exchange

The Share Exchange will make Tokyo Tatemono the wholly-owning parent company in share exchange and Tokyo Tatemono Real Estate Sales the wholly-owned subsidiary in share exchange. Tokyo Tatemono plans to execute the share exchange under the simplified share exchange procedure based on Article 796 Paragraph 3 of the Companies Act, which does not require an approval at a general shareholders’ meeting. Tokyo Tatemono Real Estate Sales plans to execute the Share Exchange after it obtains approval for the Share Exchange at the Ordinary General Shareholders Meeting to be held on March 25, 2015.

Tokyo Tatemono resolved at its Board of Directors meeting held today that it would submit a proposal to partially amend its Articles of Incorporation regarding change in the number of shares per share unit (from 1,000 to 100 shares) and the consolidation of shares (consolidating 2 shares to 1 share) effective July 1, 2015 to its Ordinary General Shareholders Meeting to be held on March 26, 2015. Such change in the number of shares constituting a share unit (hereinafter, the “Change in the Number of Shares per Share Unit”) and the consolidation of shares (hereinafter, the “Consolidation of Shares”) will be effective on July 1, 2015, prior to the Share Exchange. Based on the Change in the Number of Shares per Share Unit and the Consolidation of Shares, the investment unit of Tokyo Tatemono’s shares will be at one-fifth of the prior level. For details, please refer to “Notice Regarding Change in the Number of Shares per Share Unit, Consolidation of Shares, and Change in Total Number of Authorized Shares” a timely disclosure published by Tokyo Tatemono on February 12, 2015.

(3)	Details of allotment of shares in the Share Exchange

	Tokyo Tatemono (wholly-owning parent company in share exchange)	Tokyo Tatemono Real Estate Sales (wholly-owned subsidiary in share exchange)
Share exchange ratio (before Consolidation of Shares)	1	0.610
Share exchange ratio (after Consolidation of Shares)	1	0.305

(Note 1)
0.61 shares of Tokyo Tatemono’s common stock before the Consolidation of Shares taking effect (0.305 shares of Tokyo Tatemono’s common stock after the Consolidation of Shares taking effect) will be allotted to 1 share of Tokyo Tatemono Real Estate Sales common stock with the issuance of new shares or with the allotment of treasury shares held. However, as for common stock of Tokyo Tatemono Real Estate Sales held by Tokyo Tatemono, no shares will be allotted based on the Share Exchange.

(Note 2)
The share exchange ratios etc. described above may be changed based on consultation between Tokyo Tatemono and Tokyo Tatemono Real Estate Sales in case significant changes occur in conditions that provide the basis for their calculation.

(Note 3)
Number of shares of Tokyo Tatemono delivered in the Share Exchange: 3,034,435 shares of common stock after the Consolidation of Shares taking effect (tentative);
Tokyo Tatemono intends to use 486,347 shares of treasury shares that it holds (as of January 31, 2015) and 4,682,481 shares that Tokyo Tatemono will acquire from Tokyo Fudousan Kanri and Tokyo Building Service as announced on February 12, 2015, in a timely disclosure “Notice Regarding the Decision to Buy-Back Shares” for such allotment, and allot 5,148,828 shares of treasury shares out of total  shares (2,574,414 shares after the Consolidation of Shares taking effect) for a portion of the shares to be delivered in the Share Exchange, and additionally plans to issue 460,021 new shares after the Consolidation of Shares taking effect (corresponds to 920,042 shares before the Consolidation of Shares taking effect.) The number of shares to be delivered as a result of the Share Exchange may be revised due to Tokyo Tatemono Real Estate Sales’ cancellation of its treasury shares or other causes.

(Note 4)
Treatment of shares less than a share unit:
After the Share Exchange, if a shareholder holds shares less than a share unit (less than 100 shares after the Change in the Number of Shares per Share Unit and the Consolidation of Shares or less than 1,000 shares before the Change in the Number of Shares per Share Unit), while the shareholder will be entitled to receive dividends for record dates after the effective date of the Share Exchange according to the number of shares held, such shares less than a share unit cannot be sold through financial instruments exchanges. Shareholders who will hold shares that is less than a share unit of Tokyo Tatemono may use the following systems regarding shares less than a share unit and are encouraged to contact their securities firms or Tokyo Tatemono’s shareholder register administrator.

Additional purchase (purchase to 100 shares) for shares less than a share unit
Pursuant to Article 194, Paragraph 1 of the Companies Act, shareholders who will hold shares less than a share unit of Tokyo Tatemono may request Tokyo Tatemono to sell them additional shares that would, when added to the shares held that is less than the number of shares per share unit, constitute one share unit (100 shares after the change in the number of shares per share unit or 1,000 shares before the change in the number of shares per share unit).

Repurchase of the shares less than a share unit
Pursuant to Article 192, Paragraph 1 of the Companies Act, such shareholders may request Tokyo Tatemono to repurchase the shares less than a share unit that will be held by them.

(Note 5)
Handling of fractions less than one share
If any fractions less than one share are created as a result of the Share Exchange and Consolidation of Shares, in accordance with the provisions of the Companies Act, they shall be either sold together or repurchased and the proceeds will be distributed to the shareholders of the fractional shares in proportion to the fractional shares held.

(Note 6)
Tokyo Tatemono Real Estate Sales, based on a resolution to be passed at its Board of Directors meeting to be held by the day before the effective day, plans to cancel all of the treasury shares that it holds immediately before the share exchange becomes effective (hereinafter, the “Effective Time”) (including treasury shares that Tokyo Tatemono Real Estate Sales will repurchase as a result of the share repurchase requests related to the Share Exchange based on the provisions of Article 785, Paragraph 1 of the Companies Act) as of the Effective Time.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights

Tokyo Tatemono Real Estate Sales, which will become wholly-owned subsidiary in share exchange has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Grounds for the details of allotment in the Share Exchange

(1)	Grounds and reasons for the details of allotment

As described above in “1. Purpose of making Tokyo Tatemono Real Estate Sales a wholly-owned subsidiary through the Share Exchange” Tokyo Tatemono and Tokyo Tatemono Real Estate Sales, in preparing to commence a new medium-term management plan with this year as the starting year, have held a series of discussions since around May 2014 on initiatives for flexibly responding to the changes in the business environment and for leveraging the two companies’ strengths to realize further growth.

As a result, Tokyo Tatemono and Tokyo Tatemono Real Estate Sales determined that the two companies’ future corporate value would be further enhanced by making Tokyo Tatemono Real Estate Sales a wholly-owned subsidiary of Tokyo Tatemono to secure flexibility of organizational management, to enable optimum allocation of management resources and formulation of business strategies by reorganizing the Group, to optimize the value chains of the entire Group and to further realize business synergy effects.

Tokyo Tatemono, as described below in “(4) Measures to secure fairness,” in order to secure the fairness of the values received in the Share Exchange as well as other aspects of the Share Exchange, appointed Mizuho Securities Co., Ltd. (hereinafter, “Mizuho Securities”) as the third-party calculation institution and Nishimura & Asahi as its legal advisor and commenced the assessment of the Share Exchange.

Tokyo Tatemono Real Estate Sales, as described below in “(4) Measures to secure fairness” and in “(5) Measures to avoid conflict of interest,” in order to secure fairness of the values received in the Share Exchange as well as other aspects of the Share Exchange, appointed Daiwa Securities Co., Ltd. (hereinafter “Daiwa Securities”) as the third-party calculation institution and IWATA GODO as its legal advisor and commenced the assessment of the Share Exchange.

Tokyo Tatemono, as described below in “(4) Measures to secure fairness,” based on the statement of calculation of share exchange ratio received on February 10, 2015 from the third-party calculation institution Mizuho Securities, the advice from the legal advisor Nishimura & Asahi, and upon careful consultation and examination, determined that it is appropriate to implement the Share Exchange according to the share exchange ratio described above in “2-(3) Details of allotment of shares in the Share Exchange.”

Tokyo Tatemono Real Estate Sales, as described below in “(4) Measures to secure fairness” and “(5) Measures to avoid conflict of interest”—after making a counterproposal on share exchange ratio to Tokyo Tatemono and conducting substantial discussions and negotiations to raise the share exchange ratio from the perspective of protecting the interests of minority shareholders, based on the statement of calculation of share exchange ratio received on February 10, 2015 from the third-party calculation institution Daiwa Securities as well as the advice from its legal advisor IWATA GODO, and at the same time respecting to the maximum extent the content of the report received on February 11, 2015 from the Third Party Committee consisting of Daiken Tsunoda, (Nakamura, Tsunoda & Matsumoto, attorney-at-law) Katsuhisa Nakashima (Plutus Consulting, chartered public accountant), who are independent external experts with no interest in Tokyo Tatemono or Tokyo Tatemono Real Estate Sales and Tsutomu Ikeda, external statutory auditor of Tokyo Tatemono Real Estate Sales (hereinafter, “Tokyo Tatemono Real Estate Sales Third Party Committee”) that indicated that no circumstances were recognized that would be particularly disadvantageous to minority shareholders for Tokyo Tatemono Real Estate Sales to implement the Share Exchange, and also comprehensively taking into account the financial status, the status of assets, future business and performance prospects, stock price movements and other factors of both Tokyo Tatemono Real Estate Sales and Tokyo Tatemono, and upon careful consultation and examination—determined that the share exchange will not undermine the interests of Tokyo Tatemono Real Estate Sales’ shareholders and determined that it is appropriate to implement the Share Exchange according to the share exchange ratio described above in “2.(3) Details of allotment of shares in the Share Exchange.”

As described above, based on the calculation results, advice, and report etc. as well as comprehensively taking into account each company’s financial status, status of assets, future business and performance prospects, stock price movements and other factors, both companies upon a series of careful consultation and negotiation determined that the above-said share exchange ratio was appropriate for their respective shareholders and made the relevant resolutions at their respective Boards of Directors meetings held today.

(2)	Items related to the calculation

(i)	Names of the calculation institutions and their relations with the listed companies

Tokyo Tatemono’s financial advisor (calculation institution) Mizuho Securities or Tokyo Tatemono Real Estate Sales’ financial advisor (calculation institution) Daiwa Securities is not a related party respectively to Tokyo Tatemono and Tokyo Tatemono Real Estate Sales and has no material interest to be stated in relation to the Share Exchange.

(ii)	Summary of the calculations

Mizuho Securities calculated the share exchange ratios for Tokyo Tatemono’s and Tokyo Tatemono Real Estate Sales’ common stocks based on the average market price method given the availability of both companies’ market share prices, as well as based on the discounted cash flow method (hereinafter, “DCF method”) to reflect the status of their future business activities. The outcomes of the calculations based on the respective methods are summarized below. Note that the calculated range of the share exchange ratio below indicates the number of shares of Tokyo Tatemono’s common stock to be allotted to one share of Tokyo Tatemono Real Estate Sales’ common stock.

Method used	Calculated range of the share exchange ratio
Average market price method	0.44-0.47 (before Consolidation of Shares)
0.22-0.24 (ref. after Consolidation of Shares)
DCF method	0.42-0.93 (before Consolidation of Shares)
0.21-0.47 (ref. after Consolidation of Shares)

For the average market price method, with February 10, 2015 set as the calculation reference date, the closing prices of the two companies’ common stock on the Tokyo Stock Exchange on the calculation reference date, the simple average of the closing prices for the week leading to the reference date, the simple average of the closing prices for the month leading to the reference date, the simple average of the closing prices for the three months leading to the reference date, and the simple average of the closing prices for the six months leading to the reference date have been used.

Furthermore, Mizuho Securities based its calculation under the DCF method on Tokyo Tatemono’s and Tokyo Tatemono Real Estate Sales’ future financial forecasts provided by Tokyo Tatemono.

In calculating the share exchange ratio, Mizuho Securities did it on assumptions such as that the information provided to it by the two companies and their published information were accurate and complete and that there were no facts undisclosed to Mizuho Securities that could significantly affect the share exchange ratio; Mizuho Securities additionally made it a precondition that no independent evaluation or assessment were to be made on their individual assets or liabilities. It also assumed that the two companies’ financial forecasts had not been prepared by taking into account the implementation of the Share Exchange but had been rationally prepared and developed based on the best presently available projections and judgments of both companies. Mizuho Securities conducted an independent analysis based on information on Tokyo Tatemono’s and Tokyo Tatemono Real Estate Sales’ financial forecasts but did not examine independently the accuracy, appropriateness or feasibility of such information.

In Tokyo Tatemono’s future financial forecast that was used as the basis of calculation based on the DCF method by Mizuho Securities, there is a fiscal year for which a significant decrease in profits is expected. Specifically, as a consequence of the extraordinary income from the sale of fixed assets recorded in the fiscal year ended December 2014, the net income in the current fiscal year ending December 2015 is expected to decrease by 70,000 million yen from the previous fiscal year to 13,000 million yen.

In Tokyo Tatemono Real Estate Sales’ future financial forecast that was used as the basis of calculation based on the DCF method by Mizuho Securities, there are also fiscal years for which significant changes in profits are expected. Specifically, while in the fiscal year ending December 2016 its net income is expected to decrease by 502 million yen from the previous fiscal year to 1,022 million yen because of diminished impact of the profit from the sale of properties scheduled for the fiscal year ending December 2015. Nevertheless, in the fiscal year ending December 2017 its profits are expected to increase by 851 million yen from the fiscal year ending December 2016 to 1,873 million yen as a significant increase in condominiums to be sold on consignment is expected.

Daiwa Securities applied to Tokyo Tatemono and Tokyo Tatemono Real Estate Sales the average market price method given both companies are listed on the financial instrument exchange and their share prices are available. Also, it used the DCF method to reflect their future business situations to the evaluations.

For the average market price method, with February 6, 2015 set as the calculation reference date, the closing prices of the two companies on the Tokyo Securities Exchange for the calculation reference date and simple averages of the closing prices for a month, three months and six months leading to the calculation reference date have been used for calculation.

In applying the DCF method to Tokyo Tatemono Real Estate Sales, for the five fiscal years from fiscal year ending December 2015 to fiscal year ending December 2019, the free cash flows that the company is expected to generate have been calculated, based on financial forecasts prepared by Tokyo Tatemono Real Estate Sales, and discounted to present value using certain discount rates to calculate valuations of enterprise value and equity value. Discount rates used range from 5% to 5.6%. In calculating contentious value, the constant growth rate model and a permanent growth rate in the range from 0.5% to 1.0% have been used. Furthermore, in Tokyo Tatemono Real Estate Sales’ future financial forecast, based on which Daiwa Securities did its calculations based on the DCF method, there are fiscal years with significant changes in profits. Specifically, in the fiscal year ending December 2016, net income is expected to decrease by 502 million yen from the previous fiscal year to 1,022 million yen because of diminished impact of the profit from the sale of properties scheduled for the fiscal year ending December 2015. On the other hand, in the fiscal year ending December 2017, net income is expected to increase by 851 million yen from the fiscal year ending December 2016 to 1,873 million yen because condominiums planned for sale on consignment are expected to increase significantly from the previous fiscal year.

These financial forecasts are not based on the premise of the Share Exchange being implemented.

In applying the DCF method to Tokyo Tatemono, on the other hand, for the five fiscal years from fiscal year ending December 2015 to fiscal year ending December 2019, the free cash flows that the company is expected to generate have been calculated, based on financial forecasts prepared by Tokyo Tatemono, and discounted to present value using certain discount rates to calculate valuations of enterprise value and equity value. Discount rates used range from 2.7% to 2.9%. In calculating contentious value, the constant growth rate model and a permanent growth rate in the range from 0.5% to 1.0% have been used. Furthermore, in Tokyo Tatemono’s future financial forecast, based on which Daiwa Securities did its calculations based on the DCF method, a significant decrease in profits is expected in a fiscal year. Specifically, as a consequence of the extraordinary income from the sale of fixed assets etc. recorded in the fiscal year ended December 2014, its net income in the current fiscal year ending December 2015 is expected to decrease by 70,000 million yen from the previous fiscal year to 13,000 million yen.

These financial forecasts are not based on the premise of the Share Exchange being implemented.

The calculated ranges, against the value per share of Tokyo Tatemono’s stock set at 1, are as follows:

Method used	Calculated range of share exchange ratio
Average market price method	0.438-0.459 (before Consolidation of Shares)
0.219-0.230 (ref. after Consolidation of Shares)
DCF method	0.428-0.798 (before Consolidation of Shares)
0.214-0.399 (ref. after Consolidation of Shares)

In calculating the share exchange ratio, Daiwa Securities, in principle, used information provided by the two companies and their published information as they are and assumed that such materials and information etc. were accurate and complete, and did now conduct an independent examination on their accuracy or completeness. As for the assets and liabilities (including off-balance-sheet assets and liabilities and other contingency liabilities) of the two companies, their subsidiaries, or affiliated companies, Daiwa Securities did not conduct independent evaluation, appraisal or assessment, including the analysis or evaluation of individual assets or liabilities, of the two companies, their subsidiaries, or affiliated companies, nor request a third party institution to conduct such appraisal or assessment. Furthermore, it assumed that the two companies’ business prospects and financial forecasts had been prepared and formulated rationally and with appropriate methods, based on the best forecasts and judgments presently available by their management.

(3)	Expected delisting and reasons for the delisting

As a result of the Share Exchange, Tokyo Tatemono Real Estate Sales’ common stock is scheduled to be delisted on June 26, 2015 (the last trading day will be June 25, 2015), according to the Tokyo Stock Exchange’s continued listing requirement. After the delisting, Tokyo Tatemono Real Estate Sales’ common stock cannot be traded on the Tokyo Stock Exchange.

Even after Tokyo Tatemono Real Estate Sales’ common stocks are delisted, as Tokyo Tatemono’s common stock will be listed on the Tokyo Stock Exchange on the effective date of the Share Exchange, while some shareholders may be allotted only shares less than a share unit of Tokyo Tatemono’s shares depending on the number of Tokyo Tatemono Real Estate Sales’ shares held, Tokyo Tatemono’s shares that constitute a share unit or more will continue to be tradable on the Tokyo Stock Exchange. Consequently, we believe the liquidity of the shares will be secured.

Regarding those shareholders who will hold shares less than a share unit of Tokyo Tatemono’s shares as a result of the Share Exchange, while such shares less than a share unit cannot be sold on the financial instrument exchange, they are able to utilize the system to purchase additional shares or the system of requesting the repurchase of shares for Tokyo Tatemono’s shares less than a share unit. For the details of such treatment, please refer to 2-(3) (Note 4) above. Also, regarding the handling of fractions less than one share created in the Share Exchange, please refer to 2-(3) (Note 5) above.

Meanwhile, Tokyo Tatemono Real Estate Sales’ common stock will be tradable on the Tokyo Stock Exchange as in the past until their last trading date, June 25, 2015 (tentative).

(4)	Measures to secure fairness

Tokyo Tatemono has taken the following measures to secure fairness of the Share Exchange.

(i)	Obtained a statement of calculation of the share exchange ratio for the Share Exchange from an independent third party calculation institution

In order to secure the fairness of the share exchange ratio for the Share Exchange, Tokyo Tatemono received from the third party calculation institution Mizuho Securities a statement of calculation of the share exchange ratio for the Share Exchange, as described above in 3-(2). Using Mizuho Securities’ analysis and opinion as a reference, Tokyo Tatemono negotiated and consulted with Tokyo Tatemono Real Estate Sales and resolved today at its Board of Directors meeting that it would implement the Share Exchange pursuant to the share exchange ratio described above in 2-(3).

Tokyo Tatemono did not obtain an opinion from Mizuho Securities that the share exchange ratio is appropriate from the financial perspective (a fairness opinion).

(ii)	Advice from an independent law firm

In order to secure fairness and properness of its Board of Directors, Tokyo Tatemono has received legal advice from its legal advisor Nishimura & Asahi regarding the methods and process of Tokyo Tatemono’s decision-making and other procedures of the Share Exchange. Nishimura & Asahi has no important interest in Tokyo Tatemono or Tokyo Tatemono Real Estate Sales.

Tokyo Tatemono Real Estate Sales has taken the following measures to secure fairness of the Share Exchange.

(i)	Obtained a statement of calculation of the share exchange ratio for the Share Exchange from an independent third party calculation institution

In order to secure the fairness of the share exchange ratio for the Share Exchange, Tokyo Tatemono Real Estate Sales received a statement of calculation of the share exchange ratio for the Share Exchange from the third party calculation institution Daiwa Securities, as described above in 3-(2). Using Daiwa Securities’ analysis and opinion as a reference, Tokyo Tatemono Real Estate Sales negotiated and consulted with Tokyo Tatemono and as a result determined that the share exchange ratio described above in 2-(3) to be appropriate for the interest of Tokyo Tatemono Real Estate Sales’ shareholders and resolved today at its Board of Directors meeting that it would implement the Share Exchange pursuant to the share exchange ratio. Tokyo Tatemono Real Estate Sales did not obtain an opinion from Daiwa Securities that the share exchange ratio is appropriate from the financial perspective (a fairness opinion).

(ii)	Advice from an independent law firm

In order to secure fairness and properness of its Board of Directors, Tokyo Tatemono Real Estate Sales has received legal advice from its legal advisor IWATA GODO regarding the methods and process of Tokyo Tatemono Real Estate Sales’ decision-making and other procedures of the Share Exchange. IWATA GODO has no important interest in Tokyo Tatemono or Tokyo Tatemono Real Estate Sales.

(5)	Measures to avoid conflict of interest

As this reorganization is a share exchange to make Tokyo Tatemono the wholly-owning parent company in share exchange and Tokyo Tatemono Real Estate Sales the wholly-owned subsidiary in share exchange, there exists a conflict of interest structure and Tokyo Tatemono Real Estate Sales has taken the following measures to avoid conflict of interest with regard to the reorganization.

(i)	Establishment of the Third Party Committee

In order to avoid conflict of interest in the Share Exchange, Tokyo Tatemono Real Estate Sales, on December 9, 2014, established a Third Party Committee comprised of Daiken Tsunoda, (Nakamura, Tsunoda & Matsumoto, attorney-at-law), Katsuhisa Nakashima (Plutus Consulting, chartered public accountant), who are independent external experts with no interest in Tokyo Tatemono or Tokyo Tatemono Real Estate Sales and Tsutomu Ikeda, external statutory auditor of Tokyo Tatemono Real Estate Sales and submitted the following item to the Committee for deliberation, namely, whether the implementation of the Share Exchange by Tokyo Tatemono Real Estate Sales is disadvantageous to Tokyo Tatemono Real Estate Sales’ minority shareholders based on the Committee’s comprehensive assessment of (1) the justifiability of the purposes of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Tokyo Tatemono Real Estate Sales’ corporate value), (2) the propriety of the Share Exchange procedure and (3) the appropriateness of the terms of the Share Exchange (including the share exchange ratios described above in 2-(3)).

Tokyo Tatemono Real Estate Sales Third Party Committee carefully examined the above-said item submitted to it for deliberation by holding four meetings between December 17, 2014 and February 3, 2015, collecting information and consulting among its members as needed.

For its examination, Tokyo Tatemono Real Estate Sales Third Party Committee received explanation from Tokyo Tatemono Real Estate Sales on the purposes of the Share Exchange, background of the Share Exchange, details of Tokyo Tatemono Real Estate Sales’ corporate value, and the history of negotiation and the decision-making process on the conditions of the Share Exchange including the share exchange ratio; from Daiwa Securities, explanation on its evaluation of the share exchange ratio for the Share Exchange and on the negotiation and decision process of the share exchange ratio, and from Tokyo Tatemono Real Estate Sales’ legal advisor IWATA GODO on the methods and processes of Tokyo Tatemono Real Estate Sales’ decision-making related to the Share Exchange.

Tokyo Tatemono Real Estate Sales Third Party Committee submitted its report on February 11, 2015, to Tokyo Tatemono Real Estate Sales’ Board of Directors indicating that, based on such process and based on these explanations, calculation results, and other materials examined, no circumstances were recognized that would be particularly disadvantageous to minority shareholders for Tokyo Tatemono Real Estate Sales to implement the Share Exchange. For the outline of the opinion submitted by Tokyo Tatemono Real Estate Sales Third Party Committee, please refer to 8-(3) below.

(ii)	Approval by all directors and statutory auditors except directors and auditors with interest

Tokyo Tatemono Real Estate Sales’ Board of Directors, at its meeting held today, unanimously resolved that it approves the Share Exchange. Furthermore, in the above-said Board of Directors meeting all statutory auditors except Nobuyoshi Takahashi, who is concurrently a statutory auditor of Tokyo Tatemono Real Estate Sales and an employee of Tokyo Tatemono, took part in the deliberations. All the attending statutory auditors expressed their opinions that they have no objections to the above-said resolution.

Nobuyoshi Takahashi with conflicting interest or potentially conflicting interest in the Share Exchange did not attend the deliberations about the Share Exchange at Tokyo Tatemono Real Estate Sales’ Board of Directors meeting and did not participate in the discussions or negotiations with Tokyo Tatemono on behalf of Tokyo Tatemono Real Estate Sales.

4.	Overview of the parties to the Share Exchange (as of December 31, 2014)

		Wholly-owning parent company in the share exchange	Wholly-owned subsidiary in the share exchange
(1)	Corporate name	Tokyo Tatemono Co., Ltd.	Tokyo Tatemono Real Estate Sales Co., Ltd.
(2)	Head office	1-9-9 Yaesu, Chuo-ku, Tokyo	1-25-1 Nishi-shinjuku, Shinjuku-ku, Tokyo
(3)	Name and title of representative	Hajime Sakuma, Representative Director, President and CEO	Makio Tanehashi, Representative Director, President & CEO
(4)	Businesses description	Real estate business	Real estate transaction business
(5)	Paid-in capital	92,451 million yen	3,108 million yen
(6)	Date established	October 1, 1896	May 17, 1980
(7)	Number of shares issued	433,059,168 shares	41,088,508 shares
(8)	Fiscal year end	December 31	December 31
(9)	Number of employees	422 (unconsolidated)	490 (unconsolidated)
(10)	Major banks	Mizuho Bank, Ltd. Mizuho Trust & Banking Co., Ltd. Sumitomo Mitsui Banking Corporation	Mizuho Bank, Ltd. The Shizuoka Bank Ltd. The Chiba Bank, Ltd.

(11)	Major shareholders and shareholding ratio	The Master Trust Bank of Japan (trust account)	8.01%	Tokyo Tatemono Co., Ltd.	75.8%

		Japan Trustee Services Bank Ltd. (trust account)	5.40%	Tokyo Tatemono Real Estate Sales Co., Ltd. Employee Stock Ownership Plan	2.3%

		State Street Bank & Trust Company (standing proxy: Custody Business Department, the Hong Kong Shanghai Banking Corporation Ltd. Tokyo Branch)	2.57%	Teruhisa Ochiai	0.7%
				Suzuko Holdings Co., Ltd.	0.6%
		Sompo Japan Nipponkoa Insurance Inc.	2.42%
				Japan Trustee Services Bank Ltd. (securities investment trust account)	0.5%
		Meiji Yasuda Life Insurance Company (standing proxy: Trust & Custody Services Bank Ltd.)	2.18%
				BNY GCM Client Account JPRD AC ISG (FE-AC) (standing proxy: Transaction Services Division, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	0.5%
		The Bank of New York Mellon 140030 (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	1.60%
				The Master Trust Bank of Japan (trust account)	0.4%
		State Street Bank-West Pension Fund Clients-Exempt (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	1.43%
				Takashi Yamaguchi	0.3%
		State Street Bank-West Client-Treaty (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	1.34%
				KunioTanaka	0.3%
		Japan Trustee Services Bank Ltd. (trust account 4)	1.29%
				Barclays Bank PLC a/c Client Segregated a/c PB Cayman Clients (standing proxy: Barclays Securities Japan Limited)	0.3%
		Hulic Co., Ltd.	1.22%

(12)	Relationship between the parties
	Capital relationship	Tokyo Tatemono owns 31,139 thousand shares or 75.8% of the issued shares of Tokyo Tatemono Real Estate Sales.
Personnel relationship
No directors/statutory auditors or employees of Tokyo Tatemono or its group companies (except for Tokyo Tatemono Real Estate Sales and its group companies) are concurrently directors of Tokyo Tatemono Real Estate Sales. Among the directors/statutory auditors and employees of Tokyo Tatemono and its group companies, one person is concurrently one of the four statutory auditors of Tokyo Tatemono Real Estate Sales and is a part-time statutory auditor.
37 employees of Tokyo Tatemono are seconded to Tokyo Tatemono Real Estate Sales and its group companies.

Transactional relationship
Tokyo Tatemono Real Estate Sales and its group companies sell condominiums and single family houses developed and sold by Tokyo Tatemono and also provide cleaning services for office buildings and lease management services for apartments owned by Tokyo Tatemono.

	Status as a related party	Tokyo Tatemono Real Estate Sales is a consolidated subsidiary of Tokyo Tatemono.
(13)	Business results and financial status in the recent three years
	Tokyo Tatemono (consolidated)			Tokyo Tatemono Real Estate Sales (consolidated)
Fiscal Year ended	December 2012	December 2013	December 2014	December 2012	December 2013	December 2014
Consolidated net assets	212,491	262,276	305,808	12,328	13,297	14,668
Consolidated total assets	895,296	938,161	1,319,465	50,623	50,895	54,949
Consolidated net assets per share (yen)	476.23	583.11	665.51	300.05	323.64	357.01
Consolidated net sales	194,161	220,026	237,049	23,255	27,198	31,631
Consolidated operating income	30,892	29,361	30,559	1,813	2,389	2,317
Consolidated recurring income	21,741	21,959	17,317	1,515	2,210	2,242
Consolidated net income	10.243	10,121	82,944	740	1,090	2,043
Consolidated net income per share (yen)	23.79	23.55	193.12	18.02	26.53	49.72
Dividend per share (yen)	5.00	5.00	6.00	8.00	9.00	12.00

5.	Status after the Share Exchange

Wholly owning parent company in the share exchange
(1)	Corporate name	Tokyo Tatemono Co., Ltd.
(2)	Head office	1-9-9 Yaesu, Chuo-ku, Tokyo
(3)	Name and title of representative	Hajime Sakuma, Representative Director, President and CEO
(4)	Businesses description	Real estate business
(5)	Paid-in capital	92,451 million yen
(6)	Fiscal year end	December 31
(7)	Net assets	Not determined at present
(8)	Total assets	Not determined at present

6.	Outline of accounting treatment

As for the accounting treatment of the Share Exchange, treatment as business combination involving entities under common control is contemplated through early application of Revised Accounting Standard for Business Combination (ASBJ Statement No.21; September 13, 2013), Revised Accounting Standard for Consolidated Financial Statements (ASBJ Statement No. 22, September 13, 2013) and Revised Accounting Standard for Business Divestitures (ASBJ Statement No. 7, September 13, 2013). Its impact has not been determined as of present time. If disclosure becomes necessary, it will be announced as soon as it is determined.

7.	Future prospects

In order to secure the flexibility of organizational management in response to possible future changes in the business environment, to enable optimum allocation of management resources and formulation of strategy, to optimize Tokyo Tatemono Group’s overall value chains, and to realize further business synergy effects, we decided to implement the Share Exchange as well as the reorganization of Group companies (hereinafter, the “Reorganization of Group Companies”). Furthermore, in order to establish a structure that aims to enhance the Group’s overall capabilities by Tokyo Tatemono assuming the functions of the Group’s holding company, pursuing the optimization of the value chains of each business, and performing the business strategy formulation function for the entire Group, we will reorganize Tokyo Tatemono’s divisions in charge of respective businesses (hereinafter, the “Reorganization of Divisions.”) Specifically, the following reorganizations are scheduled. For details, please refer to the “Notice Regarding the Reorganization of the Group’s Organizations” released on February 12, 2015.

(1)	Reorganization of the Group companies

(i)	Integration of development, sales, and property management in the housing business

a.	Integration of the development and sales in the housing business

The housing sales function of Tokyo Tatemono Real Estate Sales will be integrated into Tokyo Tatemono. The integration of housing development and sales functions would enable the development sections to further capture the voices of the market held by the sales sections—leading to the supply of customer-oriented products, improvement of site procurement capability, most effective utilization of costs and an increase in business speed—and thereby enhance brand value and profitability.

b.	Turning Tokyo Tatemono Amenity Support Co., Ltd. into a direct subsidiary

Together with the integration of housing sales function into Tokyo Tatemono, Tokyo Tatemono Amenity Support Co., Ltd (hereinafter, “Tokyo Tatemono Amenity Support”), presently a subsidiary of Tokyo Tatemono Real Estate Sales and engaged in the management of condominiums, will become a direct subsidiary of Tokyo Tatemono. By feeding back customers’ needs identified by the property management unit to the housing development unit in the housing business, a structure to respond appropriately to the increasingly sophisticated needs of customers is to be created through which the enhancement of competitiveness of the entire housing business is to be achieved.

(ii)	Transfer of the support functions for CRE strategies

Tokyo Tatemono’s support functions for CRE strategies will be transferred to Tokyo Tatemono Real Estate Sales. The consolidation of CRE solution menus and the unification of the entire Tokyo Tatemono Group’s CRE contact points will expand earnings from real estate brokerage and other non-asset businesses and, by accumulating real estate information, contribute to the enhancement of the entire Group’s earnings of the entire businesses for senior citizens.

(iii)	Integration of the businesses for senior citizens

The businesses for senior citizens, including its development, nursing care service, and lease management functions that are presently dispersed between Tokyo Tatemono Real Estate Sales and Tokyo Tatemono Senior Life Support Co., Ltd. (hereinafter “Tokyo Tatemono Senior Life Support”) will be integrated into Tokyo Tatemono Senior Life Support, thereby enabling the best utilization of personnel and know-how and the optimal allocation of management resources and realizing increased earnings.

(iv)	Integration of leisure-related subsidiaries

The Group’s leisure businesses, which have been conducted by four companies—Tokyo Tatemono Resort Co., Ltd. (hereinafter, “Tokyo Tatemono Resort”), J-Golf Inc., Hotness Co., Ltd. and Kokochiyu Co., Ltd., will be consolidated with Tokyo Tatemono Resort as the surviving company. By integrating operation, we aim to maximize synergy effects by sharing know-how among businesses and fostering personnel with diverse experiences etc., and thereby expand and grow the business.

(2)	Reorganization of Tokyo Tatemono’s Divisions

Tokyo Tatemono will newly set up Quality Life Division and will establish a five division organization structure together with the existing Commercial Properties Division, Residential Development Division, Real Estate Solution Service Division, and International Business Division. Pursuant to the reorganization described in 7-(1), the housing sales business and Tokyo Tatemono Amenity Service will belong to the Residential Development Division; Tokyo Tatemono Real Estate Sales will belong to the Real Estate Solution Service Division; and Tokyo Tatemono Senior Life Support and Tokyo Tatemono Resort will belong to the Quality Life Division.

Given that the reorganizations of the Group companies and of the divisions are reorganizations within the consolidated Group and that Tokyo Tatemono Real Estate Sales is already a consolidated subsidiary of Tokyo Tatemono, the impact of the Share Exchange, the reorganization of the Group companies and of the divisions on Tokyo Tatemono’s consolidated performance is expected to be small.

8.	Items relating to transactions etc. with controlling shareholders

(1)	Whether or not the Share Exchange constitutes a transaction etc. with the controlling shareholder and its conformity with Guiding Principles for the Protection of Minority Shareholders

Given that Tokyo Tatemono Real Estate Sales is a consolidated subsidiary of Tokyo Tatemono, the Share Exchange constitutes a transaction etc. with the controlling shareholder for Tokyo Tatemono Real Estate Sales. Tokyo Tatemono Real Estate Sales has established the “Guiding Principles for the Protection of Minority Shareholders in Conducting Transactions etc. with the Controlling Shareholder,” which is stated in our Corporate Governance Report disclosed on March 28, 2014, and which provides that “while the parent company is a major customer of our group, our transaction terms etc. with the parent company are rationally determined based on our group’s own judgment, taking market prices into consideration, and are equal to those of transactions with companies not affiliated with our group.”

As described above in 3-(4) and 3-(5), Tokyo Tatemono Real Estate Sales plans to determine the share exchange ratio and execute the Share Exchange upon implementing measures for securing the fairness of and avoiding conflict of interest in the Share Exchange. Therefore, we think the Share Exchange is in conformity with Tokyo Tatemono Real Estate Sales’ “Guiding Principles for the Protection of Minority Shareholders in Conducting Transactions etc. with the Controlling Shareholder.”

(2)	Items regarding measures to secure fairness and to avoid a conflict of interest

As described above in “(1) Whether or not the Share Exchange constitutes a transaction etc. with the controlling shareholder and its conformity with Guiding Principles for the Protection of Minority Shareholders,” given that the Share Exchange constitutes a transaction with the controlling shareholder for Tokyo Tatemono Real Estate Sales, the company deemed it necessary to take measures to secure fairness and to avoid conflict of interest. Consequently, Tokyo Tatemono Real Estate Sales made the decision at its Board of Directors meeting by carefully discussing and examining the various conditions related to the Share Exchange and by securing fairness and avoiding conflict of interest by taking measures described above in “3-(4) Measures to secure fairness” and “3-(5) Measures to avoid conflict of interest.”

(3)	Summary of opinion obtained from parties with no interest in the controlling shareholder that indicates that the relevant transaction etc. is not to the disadvantage of minority shareholders

As described above in 3-(5), Tokyo Tatemono Real Estate Sales established Tokyo Tatemono Real Estate Sales Third Party Committee comprised of independent external experts who have no interest in Tokyo Tatemono or Tokyo Tatemono Real Estate Sales and submitted the following item to the Committee for deliberation, namely, whether the implementation of the Share Exchange by Tokyo Tatemono Real Estate Sales is disadvantageous to Tokyo Tatemono Real Estate Sales’ minority shareholders based on the Committee’s comprehensive assessment of (1) the justifiability of the purposes of the Share Exchange (including whether the Share Exchange would contribute to the enhancement of Tokyo Tatemono Real Estate Sales’ corporate value), (2) the propriety of the Share Exchange procedure and (3) the appropriateness of the terms of the Share Exchange (including the share exchange ratios described above in 2-(3)).

Accordingly, Tokyo Tatemono Real Estate Sales received a report from Tokyo Tatemono Real Estate Sales Third Party Committee on February 11, 2015, stating that, (i) given that the implementation of the Share Exchange would enable Tokyo Tatemono Group’s reorganization toward the purposes of the Share Exchange, which is to secure the flexibility of organizational management, to enable optimum allocation of management resources and formulation of strategy, to optimize Tokyo Tatemono Group’s overall value chains, and to realize further business synergy effects, there is nothing that is deemed particularly irrational in judging that such Share Exchange would contribute to the enhancement of Tokyo Tatemono Real Estate Sales’ corporate value and that there is a managerial need and rationality for it; (ii) it is deemed that Tokyo Tatemono Real Estate Sales has taken measures to mitigate or prevent for this transaction to take on the character of conflict of interest and that the decisions of the Board of Directors are made through a process that is fair to the minority shareholders, given that Tokyo Tatemono Real Estate Sales obtained advice from external experts regarding the methods and procedure of the decision-making regarding the Share Exchange, established Tokyo Tatemono Real Estate Sales Third Party Committee, and made decisions based on the Committee’s report, (iii) given that no particular irrationalities were found in the methods or process of the calculation of the share exchange ratio conducted by independent third party calculating institution Daiwa Securities and that the share exchange ratio was calculated by referring to that calculation result, and that Tokyo Tatemono Real Estate Sales conducted substantive discussions and negotiations with Tokyo Tatemono for raising the share exchange ratio by making counterproposals on share exchange ratio from the perspective of the protection of minority shareholders, there is nothing that is deemed particularly irrational in judging that the share exchange ratio and other terms of the Share Exchange do not unfairly damage the interests of Tokyo Tatemono Real Estate Sales’ minority shareholders because the negotiation process and procedure for the Share Exchange is deemed fair and the share exchange ratio is thus deemed to have been determined based on fair negotiation; and (iv) for the reasons described above in (i) to (iii), no circumstances can be found that would make the implementation of the Share Exchange by Tokyo Tatemono Real Estate Sales particularly disadvantageous to its minority shareholders.

(Reference) Tokyo Tatemono’s consolidated performance forecast for the current fiscal year (announced on February 12, 2015) and actual consolidated results of the previous fiscal year

	Consolidated net sales	Consolidated operating income	Consolidated recurring income	Consolidated net income
Performance forecast for the current fiscal year (ending December 2015)	230,000	30,000	18,000	13,000
Results of the previous fiscal year (ended December 2014)	237,049	30,559	17,317	82,944
(millions of yen)

(Reference) Tokyo Tatemono Real Estate Sales consolidated performance forecast for Q2 of the current fiscal year (cumulative) (announced on February 12, 2015) and consolidated results of the previous fiscal year

	Consolidated net sales	Consolidated operating income	Consolidated recurring income	Consolidated net income
Performance forecast for the current fiscal year (Q2 of the year ending December 2015 (cumulative))	14,500	1,050	1,700	1,000
Performance results of the previous fiscal year (Q2 of the year ended December 2014) (cumulative)	15,848	1,168	1,135	727
Performance results of the previous fiscal year (year ended December 2014)	31,631	2,317	2,242	2,043
(millions of yen)